MEDINA INTERNATIONAL HOLDINGS, INC.
                                1802 Pomona Road
                                Corona, CA 92880


                                January 18, 2013




Securities and Exchange Commission
Attn:  Linda Cvrkel
100 F Street
Washington, DC 20549

Re:      Medina International Holdings, Inc.
         Form 10-K for the Year Ended April 30, 2012
         Filed August 14, 2012
         File No. 000-27211

Ms. Cvrkel:

Medina International Holdings, Inc. (the Company) is in receipt of your correspondence, dated January 3, 2013, regarding the above reference filing.

The Company is in the processing reviewing your comments, its filings and drafting not only responses to your comments, but making necessary revisions to its filing on Form 10-K, in light of your comments and intends to submit its response to such comments on or before January 31, 2013.

If you have any questions, please do not hesitate to contact me.



                                            Sincerely,

                                            /s/ Madhava Rao Mankal

                                            Madhava Rao Mankal
                                            Chief Financial Officer